September 13, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Ellie Bavaria, Esq.
Re:	Province of Manitoba Registration Statement under Schedule B Registration No. 333-168286 Filed July 23, 2010
Dear Ms. Bavaria:
On behalf of the Province of Manitoba (the “Province”), we hereby respectfully request that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated to 5:00 p.m., September 15, 2010, or as soon thereafter as is practicable.
In requesting acceleration of effectiveness of the Registration Statement, the Province acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Province from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Province may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Robert E. Buckholz, Jr. of Sullivan & Cromwell LLP at (212) 558-3876 or me at (204) 945-6637 with any questions you may have. In addition, please notify Mr. Buckholz when this request for acceleration has been granted.
Very truly yours,
/s/  Garry Steski

Garry Steski
Director of Capital Markets
cc:	Robert E. Buckholz, Jr. (Sullivan & Cromwell LLP)